SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

.

RYANAIR PARTNERS WITH GOOGLE FLIGHT SEARCH

Ryanair, Europe's favourite low fares airline, today (22 Jan) announced that its low fares are now available on Google Flight Search, allowing even faster access to its 1,600 routes and ensuring Google Flight Search users can see just how much cheaper Ryanair's fares are compared to every other European airline.

Using Google Flight Search, customers in the UK, France, Germany, Italy, the Netherlands and Spain (as well as Canada and the USA) can quickly find and compare flights to and from any of Ryanair's 186 airports in Europe and North Africa, view prices in their local currency and then book these low fares directly with Ryanair.

Google's Flight Search feature also allows users to:
• explore possible destinations and view live ticket prices by surfing on an interactive map
• browse and filter flights by price, airline, flight duration or date selector
• see a simple list of the most relevant flights, which are listed in order of price.

Ryanair's partnership with Google Flight Search is the latest in a series of new digital innovations as Ryanair continues to improve its industry leading customer service, including a new Ryanair.com homepage and booking flow and a "My Ryanair" customer registration system, with mobile boarding passes, business and family products, a new mobile app and an entire Ryanair.com website overhaul to follow in the coming weeks and months.

Ryanair's Michael O'Leary said:
"Ryanair is pleased to announce our partnership with Google Flight Search which will dramatically change how Europe's passengers select and book their flights. Customers can now view Ryanair's lowest fares on Google Flight Search, browsing by country, date or flight duration and can book these low fares directly on Ryanair.com through Google Flight Search. This is the latest digital innovation we have rolled out and will be followed in early 2014 by mobile boarding passes, an improved app and a brand new Ryanair.com website."

Google's David Robles said:
"Research suggests that users tend to visit around twenty different sites before they book a flight. Google wants to help improve the travel experience by drastically reducing the time wasted on researching and booking flights. Google Flight Search is fast, easy to use and interactive so business people, parents, and star crossed lovers can quickly pay for their travel and get back to their work, parenting or pining. We want to give users as many flight options as possible, so introducing Ryanair, which is Europe's largest airline, to the Google Flight Search family is very exciting."

Ends

For further information
please contact:
                                    Robin Kiely                                        Joe Carmody
                                    Ryanair Ltd                                        Edelman Ireland
                                    Tel: +353-1-8121212                      Tel: +353-1-6789 333
                                    press@ryanair.com                         ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 22 January, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary